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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     1-8641

COEUR D’ALENE MINES CORPORATION, NYSE ARCA, INC.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and
505 FRONT AVENUE, P.O. BOX “I,” COEUR D’ALENE, IDAHO 83816
(Address, including zip code, and telephone number, including area code, of Issuer’s principal execu
COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Description of class of securities)

(The Issuer’s Common Stock will remain listed on the New York Stock Exchange.)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_| 17 CFR 240.12d2-2(a)(1)
|_| 17 CFR 240.12d2-2(a)(2)
|_| 17 CFR 240.12d2-2(a)(3)
|_| 17 CFR 240.12d2-2(a)(4)

|_| Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

|X| Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Coeur d’Alene Mines Corporation (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Chairman, President and Chief
12/22/06	By /s/ Dennis E. Wheeler	Executive Officer
Date	Name	Title
Dennis E. Wheeler

1   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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